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          Wisconsin Central Shareholders Committee to Maximize Value
                    8600 West Bryn Mawr Avenue--Suite 500N
                         Chicago, Illinois 60631-3579
                            Telephone: 773-714-8669

                                                   November 13, 2000

Dear Fellow Shareholder:

   The Wisconsin Central Shareholders Committee to Maximize Value was formed because of our serious concern about the Company's deteriorating performance. As the owner of 3.5 million shares, my objective is the same as yours--to realize maximum value for this investment. Since my resignation as Chairman and CEO in July 1999, WCLX's share price has plummeted. Over the period since my departure through the day of our public announcement that we would seek your support, this decline was greater than 43%. Over the past year, the Company's domestic earnings fell by 12% despite excellent business conditions. Results in the international subsidiaries have been much worse.

   I urge you to join with us in our objective to reverse WCLX's decline and to maximize shareholder value through a carefully focused program. Please sign, date and return the enclosed WHITE consent card today.

   Following my departure, new management was installed at English Welsh & Scottish Railway and Tranz Rail (New Zealand), and results from these companies have been disastrous. Earnings of EWS and Tranz Rail in the third quarter of 2000 compared with 1999 are down 68% and 99% respectively, not including a Tranz Rail special charge of NZ$16.5 million, which had the effect of putting Tranz Rail deep in the red for the quarter. Earnings of Australian Transport Network also declined by 98%. Overall WCLX earnings in the 12 months ending June 30, 2000 fell 21% from the same period the year before. As a result of this disappointing performance, share price has sharply declined. Share price is the Board's scorecard, and the market has pronounced a harsh verdict on the performance of the WCLX Board.

   Apart from reshuffling the company's organization chart and imposing a costly and bureaucratic holding company structure, we believe the Board has been ineffective in addressing the growing problems at WCLX. They have allowed the performance of the domestic operation to stagnate and have silently witnessed the marked deterioration of overseas affiliates. In our view, every one of the affiliated rail companies is currently suffering from rock-bottom employee morale and a lack of confidence in top management. Both literally and figuratively, we believe this situation is a disaster in progress in a service industry that is heavily reliant on employee initiative and commitment.

   In an apparent response to our filing, WCLX's Board and management have seemingly undergone an eleventh-hour conversion. They now claim to have adopted much of the Committee's program, in what we believe is primarily an effort to preserve their positions and perquisites. We believe that their last-minute decision to hire Goldman Sachs to help the Board "in evaluating alternatives" reflects more on the incumbent Board's inability to enhance value at WCLX than on any commitment to change.

   In sharp contrast, the Committee has proposed a robust program for value enhancement. We have assembled a highly experienced and capable group of director nominees, who are committed to aggressive implementation of a carefully focused program to maximize value. In our opinion, the Committee, with its substantial expertise and experience in the railway industry, is far better positioned to maximize value through the implementation of the following initiatives.

                            THE COMMITTEE'S PROGRAM

1. Strengthen Domestic Operations and Position for Strategic Sale

   The Committee aims to improve domestic operations and to put them back on a growth track while exploring their sale to a strategic buyer. We propose to begin talks with potential buyers as soon as possible. We
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believe a combination of WCLX with any of the six major North American rail systems would create a highly competitive company that would realize synergies through consolidation of route structures, materials purchasing, repair activities and other functions.

2. Sell Off Underperforming Overseas Investments

   The Committee proposes to dispose of chronically underperforming overseas investments over which WCLX has no control. Shareholders should not suffer due to what we believe is poor management by Berkshire Partners and Fay Richwhite & Company, the venture capital firms that exert effective control over these companies. We believe that there are a number of potential buyers for these investments. We must act now rather than risk further deterioration in the value of these holdings.

3. Discontinue Overseas Acquisitions

   The Committee proposes to halt the Company's continuing and costly quest to make additional overseas acquisitions through rail privatizations. In our view, the present Board has wasted millions of dollars in the last 15 months supporting an entire acquisition organization and participating in three privatization sale processes (including a highly risky one in the Hashemite Kingdom of Jordan). In light of the inflated prices being bid for these properties, I believe we shareholders should count ourselves lucky that these efforts have not produced results to date. We find it ludicrous that these acquisition activities continue to consume large amounts of shareholders' money.

4. Improve Corporate Governance

   Your Committee proposes to improve the Company's corporate governance by eliminating the classified or "staggered" Board. We believe this change is important so that all directors can be held accountable to the shareholders each year.

5. End Conflicts of Interest on the Board

   Our nominees, other than the Chief Executive, would be truly outside directors, and none would have conflicts of interest. In our view, the present WCLX Board is shot-full of "insiders" with what appear to be personal financial interests deviating from those of the shareholders. We believe that conflicts of interest on the part of incumbent directors have been a major factor in WCLX's decline.

   Only two of the nine current Board members are truly independent outside directors. Two directors are officers of the Company, and five others have significant personal and corporate financial dealings with the Company and its affiliates, thereby rendering them insiders in practical terms. Ask yourself: will these directors be conflicted over maximizing value versus perpetuating themselves in office?

   Public reports made by WCLX and its affiliates indicate the following payments totaling $15,773,000 to conflicted directors in the last eight years:

  . WCLX paid $8,192,000 for legal services to Oppenheimer Wolff & Donnelley, a law firm with which WCLX Chairman Robert H. Wheeler is associated. In addition, WCLX pays Mr. Wheeler $150,000 per year plus $40,000 for off-site "office expenses" and other considerations for services as non-executive Chairman. (WCLX Proxy Statements and other reports).

  . WCLX paid $3,260,000 for legal services to McLachlan, Rissman & Doll, a law firm in which WCLX director Thomas W. Rissman is Managing Partner. In addition, WCLX pays $30,000 per year plus other considerations to Mr. Rissman for services as a director. (WCLX Proxy Statements).

  . EWS paid $618,000 for legal services to McLachlan, Rissman & Doll, Mr. Rissman's law firm. (WCLX Forms 10-K/A).

  . Tranz Rail paid McLachlan, Rissman & Doll $700,000 for legal services. (Annual Reports for Tranz Rail Holdings Ltd.)

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  .  WCLX paid $1,029,000 for "financial advisory services" to Railroad
     Financial Corporation, a firm in which Wisconsin Central directors Thomas W. Rissman and Roland V. McPherson are controlling shareholders. (WCLX Proxy Statements).

  .  EWS paid $1,043,000 to Railroad Financial Corporation. (WCLX Forms 10-
     K/A)

  . Tranz Rail paid $931,000 to Railroad Financial Corporation. (Tranz Rail Holdings Annual Reports)

   To the Committee's knowledge, none of the services for which payments are being made to these directors or their affiliates have ever been competitively sourced nor do we believe that services are being received commensurate with value paid. Additionally, the Committee understands that Mr. Rissman has been designated the project leader in the Company's to-date unsuccessful efforts to participate in a consortium to privatize the Aqaba Railway of the Hashemite Kingdom of Jordan and in the Company's efforts, also unsuccessful in the past three years, to participate in additional Australian rail privatizations.

   The Committee further believes that WCLX affiliate Australian Transport Network made substantial payments to WCLX directors. As ATN is a privately held corporation, there is no requirement that such payments be publicly reported.

   The Committee is also very concerned with the Company's various relationships with Berkshire Partners and Fay Richwhite & Company, two venture capital firms, and the conflict of interest of Berkshire Managing Director Carl Ferenbach as a director of WCLX. Berkshire and Fay Richwhite co-invest regularly and generally vote and act together. Neither owns shares in Wisconsin Central (Mr. Ferenbach has a small personal holding), but together they exercise effective control over each of the Company's overseas affiliates, EWS, Tranz Rail and ATN. Because of Mr. Ferenbach's seat on the Company's Board, Berkshire has been positioned to co-invest with the Company in all its overseas ventures, and the Board has accorded a similar position to Fay Richwhite. The Committee has no indication that Wisconsin Central has competitively sourced equity capital for acquisitions, instead looking only to Berkshire and Fay Richwhite.

   The Committee believes Berkshire's objectives with regard to the overseas investments it controls (with Fay Richwhite) diverge from those of Wisconsin Central and its shareholders. For instance, Berkshire and Fay Richwhite control the board of EWS, and EWS management, in our opinion, is significantly underperforming. We believe it is clear that Wisconsin Central should take action to correct the situation, but as a minority shareholder it is unable to act unilaterally. This puts Wisconsin Central director Ferenbach directly in a conflict of interest position. The Committee believes it is highly doubtful that the Company will take steps, including assertion of its legal rights, to replace EWS management as long as a representative of Berkshire sits on the WCLX Board.

   We believe that these significant conflicts of interest existing between shareholder interests and incumbent members of the WCLX Board have been, and continue to be, damaging to the Company's performance and prospects.

   The Committee is proposing a robust program to correct these shortcomings, eliminate the appearance of self-dealing, and restore effective management at WCLX. Given the entanglements detailed above, it is difficult for us to believe that a Board composed of so many insiders benefiting from such a large flow of shareholder funds to their personal interests will take the lead in disposing of major segments of the Company's holdings in a program to maximize shareholder value.

6. Increase Share Buy-back

   The Committee proposes the repurchase of WCLX shares as long as the market is undervaluing them. This is an excellent way to increase shareholder value by reducing the share float when shares can be purchased at a discount to WCLX's intrinsic value. As cash is raised through the sale of overseas assets, it will be used to support this program.

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                               WHAT COMES NEXT?

   Your Committee has developed a focused program to maximize shareholder value. We believe the incumbent Board has had no such program, although recent announcements indicate that they are considering adopting our program as their own. But who could better implement such a program: a Board that has historically resisted such proposals and suffers from serious conflicts of interest or a major shareholder group (holding almost twice the number of shares of the incumbent Board) committed to change?

   Management has responded to the poor financial results we are seeing by cutting capital investment, maintenance spending and supervision. WCLX's current top management was trained on The Milwaukee Road during the 1970's and 1980's--a company that wound up in bankruptcy and was liquidated.

   In contrast, the WCLX team I led for 12 years built a great railroad and simultaneously created significant value for investors by following totally different principles. It is unfortunate that WCLX Board members don't appear to have learned that the market pays a premium for railroads that maintain their properties, become more competitive, and grow revenues and profits -- and will discount those that have lost such abilities.

   Since your Committee announced its program to maximize shareholder value, WCLX share price has increased by 34%. As discussed above, the incumbent Board has now indicated that they are "evaluating" a copy-cat strategy, after resisting such proposals in the past. The Board, with seven of the nine directors having what we believe are significant conflicts of interest, has sat on its hands while performance deteriorated and share price plummeted. Ask yourself whether you believe that this Board, having "seen the light," has now become true believers in maximizing shareholder value. We think not!

   The future of your investment is at stake. We urge you to take control of your own destiny as a WCLX shareholder by signing, dating and returning the enclosed WHITE consent card today. Your Committee is dedicated to maximizing shareholder value, but we can only do it with your support.

   I will be available to talk with shareholders on these important issues, and would be happy to personally take your call.

   With best wishes,

                                          Sincerely,

                                          /s/ Edward A. Burkhardt

                                          Edward A. Burkhardt
                                          Chairman


                                   IMPORTANT

         If you have questions or need assistance voting your shares, please contact Innisfree M&A Incorporated or
               the Committee at the following telephone numbers:

             INNISFREE M&A INCORPORATED: 888-750-5834 (toll-free)

                          THE COMMITTEE: 773-714-8669

       Please do not sign or return the Company's blue revocation card.


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